

November 3, 2010

Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

     Re: Bulk Storage Software, Inc.
            Amendment No 1 to Registration Statement on Form S-1
            Filed October 18, 2010
            File No. 333-168328

Dear Mr. Gibbs:

We have reviewed the above-referenced filing and the related response letter dated October 18, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2010.

Cover Page

1.   We reissue prior comment one in part. The first sentence of the second paragraph of your prospectus cover page is unclear. If appropriate, please revise your cover page similar to the disclosure under "Determination of Offering Price."

Directors, Executive Officers and Control Persons, page 22

2.   We reissue prior comment 10 in part. In March 2010, we note that Brian Sobnosky was appointed in March 2010 to the Board of Industry Concept Holdings, which became a public company after a reverse acquisition with Your Way Holding Corporation in December 2009. Please disclose this fact.

Certain Relationships and Related Transactions, page 24

3.   We reissue prior comment 12 in part. Explain the relationship between Beverage Master and Bulk Store Software and file the note as an exhibit to your registration statement.

Selling Security Holders, page 25

4.   We issue prior comment 13 in part. From the disclosure under "Plan of Distribution," some of the selling shareholders may be broker-dealer affiliates. Please identify these selling shareholders by footnote.

Financial Statements

Note 3 – Related Party Events, page F-8

5.   Refer to the second paragraph of the "Certain Relationships and Related Transactions" section on page 24. Your revised disclosure in this amendment appears to suggest that the $15,000 Note Payable is due to a related party and should therefore be described in this footnote. Please explain or revise accordingly, including modifying the balance sheet caption for this Note accordingly

Exhibit 5.1

6.   Please file an updated legality opinion.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director